January 28, 2021

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:     Mr. Scott Lee
Re:    Guggenheim Funds Trust (File Nos. 002-19458 and 811-01136) (the “Registrant”)
Dear Mr. Lee:
On behalf of the Registrant, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) staff on Post-Effective Amendment No. 281 and Amendment No. 281 to the registration statement of the Registrant filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 (“Securities Act”) on November 27, 2020, relating to certain series of the Registrant. The SEC staff’s comments were conveyed via a telephone conversation between you and James V. Catano of Dechert LLP on January 13, 2021. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. A summary of the SEC staff’s comments followed by the responses of the Registrant are set forth below.1
1.Comment:     Please complete or provide information in all instances that are currently blank or bracketed. For global comments, please make or consider corresponding changes for each instance the language appears.
Response:    The Registrant has addressed this comment.
2.Comment:     Please consider including principal risk disclosure regarding Brexit, where appropriate.
Response:    The Registrant believes that the registration statement adequately discloses the risks relating to Brexit based on the Funds’ investments. Accordingly, the Registrant respectfully declines to implement changes in response to this comment.
3.Comment:     Please update the page numbers referenced within the filing, as applicable.
Response:    The Registrant has addressed this comment, as applicable.
4.Comment:     If Class A shares of a Fund are frequently purchased in amounts of $1,000,000 or more, please reflect the corresponding deferred sales charge in the Fees and Expenses table rather than disclosing in a footnote.
Response:    Class A shares of the Funds have not historically been frequently purchased in amounts of $1,000,000 or more. Accordingly, the Registrant respectfully declines to implement changes in response to this comment.
5.Comment:     Please confirm that contractual dates listed for expense limitation arrangements are current with respect to Funds and classes, where applicable.
1 The SEC staff provided comments with respect to disclosure relating to potential investments by one of the Registrant’s series in Grayscale Bitcoin Trust. After further consideration and analysis, the Registrant is not at the present time seeking to make these investments. Accordingly, the corresponding comments have been omitted from this letter.

Response:    The Registrant has confirmed this is the case.
6.Comment:     Please confirm that the disclosures in the footnotes to the Annual Fund Operating Expenses table are aligned across the Funds and classes to the extent applicable.
Response:    The Registrant has confirmed this is the case.
7.Comment:     Please revise the footnote to the Annual Fund Operating Expenses table for each applicable Fund as follows: “The Investment Manager is entitled to reimbursement by the Fund of fees waived or expenses reimbursed during any of the previous 36 months beginning on the date of the expense limitation agreement, provided that the Operating Expenses do not exceed the then-applicable expense cap or the current expense cap.”
Response:    The Registrant confirms that the recoupment by the Investment Managers will not cause the Funds’ (or applicable class thereof) total expenses to exceed the annual expense limit that (1) was in place at the time the amount being recouped was originally waived or reimbursed and (2) is currently in place, if any. The Registrant believes that disclosure relating to recoupment in the Annual Fund Operating Expense tables is consistent with the applicable underlying agreements that contain such recoupment provisions.
8.Comment:     Certain Funds, such as Floating Rate Strategies Fund, invest in floating rate loans, collateralized loan obligations and other less liquid investments. Given the liquidity profile of these investments, please explain how these Funds determined that their respective investment strategies are appropriate for the open-end structure. Your response should take into consideration general market data on the types of investments and information concerning the relevant factors referenced in the release adopting Rule 22e-4 under the 1940 Act.
Response:    The Board of Trustees of the Trust, including a majority of the Independent Trustees, has approved a Liquidity Risk Management Program (the “Program”) in accordance with Rule 22e-4 under the 1940 Act. The administrator of the Program is responsible for assessing and managing the liquidity risk of the Funds. In administering the Program and assessing each Fund’s liquidity risk at least annually, the administrator considers a number of factors, including whether a Fund’s investment strategy is appropriate for an open-end fund, the extent to which the Fund’s strategy involves a relatively concentrated portfolio or large positions in particular issuers, and the Fund’s use of borrowings for investment purposes and derivatives. These factors have been evaluated with respect to Floating Rate Strategies Fund (and each other applicable Fund) and the liquidity of the asset classes in which the Fund invests and it is believed that the Fund’s investment strategies are appropriate for the Fund.
9.Comment:    Please define “emerging market countries” in the Principal Investment Strategies, where applicable.
Response:     The Registrant has implemented changes in the section of the Prospectus entitled “Additional Information Regarding Investment Objectives and Strategies” in response to this comment.
10.Comment:    For each Fund, we encourage you to order the principal risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. After listing the most significant risks to the Fund, the remaining risks may be alphabetized. See ADI 2019-08.
Response:     The Registrant has considered this comment and believes at this point that the current presentation of the principal risks of each Fund is responsive to Item 4 of Form N-1A. The present ordering of risks accurately summarizes the principal risks of investing in the Fund, including the risks to which the Fund’s portfolio as a whole is subject and the circumstances reasonably likely to adversely affect the Fund’s net asset value, yield, and total return. Given the number of types of investments that each Fund can engage in, the Registrant believes that ordering risks in a different fashion than alphabetically would be prone to subjectivity, could become misleading over time, and could obscure risks to investors. Accordingly, the Registrant respectfully declines to implement changes in response to this comment at this time.
11.Comment:    Within Asset-Backed Securities Risk, please expand upon the discussion of the risks associated with the replacement of LIBOR and related risks. Please consider expanding this discussion consistent with existing disclosures included elsewhere in the Prospectus.
Response:     The Registrant has recently reviewed and revised LIBOR disclosures and believes that the registration statement disclosure adequately discloses risks relating to the replacement of LIBOR.
12.Comment:    When referencing various current crises (market, health, etc.), please specify which ongoing crisis to which you refer.
Response:     The Registrant has implemented changes in response to this comment.
13.Comment:    For each Fund that identifies Derivatives Risk as a principal risk, please disclose each type of derivative in which the Fund may invest as part of its principal investment strategies with the disclosure tailored specifically to how the Fund expects to use each such derivative. Please also disclose the risks of such derivatives. See Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010) (“Miller Letter”).
Response:     The Registrant believes the existing principal investment strategies and principal risks of each Fund adequately address the intended investment purpose and risks, respectively, of each specific derivative transaction in which the Fund intends to engage as a principal investment strategy. See generally, Miller Letter. However, the Registrant will periodically reassess this comment in connection with future updates to ensure that this remains the case and to determine whether additional information is appropriate.
14.Comment:    Investment in Loans Risk in the principal risks of the Floating Rate Strategies Fund indicates that transactions in loans are often subject to long settlement periods. If not already discussed, consider adding long settlement risk as a standalone principal risk of the Fund.
Response:     The Registrant has further enhanced its disclosures relating to settlement of loans in Investment in Loans Risk in response to this comment.
15.Comment:    Please define “covenant-lite” loans and explain the extent to which a Fund will invest in them as well as additional risks to which these investments are subject.
Response:     Although there is no single definition of “covenant-lite” loans, the Registrant has implemented changes to Investment in Loans Risk to further clarify the description of such loans and the additional risks to which such investments are subject. Loans are disclosed as principal investments of each Fund and “covenant-lite” loans are a type of loan. As noted in the registration statement, in current market conditions, many new, restructured or reissued loans and similar debt obligations do not feature traditional financial maintenance covenants.
16.Comment:    For clarity, please use the term “public health” when discussing health conditions.
Response:     The Registrant has implemented changes in response to this comment.

17.Comment:    For Funds that include When Issued, Forward Commitment and Delayed-Delivery Transactions Risk as a principal risk, please align, to the extent applicable, the Fund’s strategies with the disclosures in the risk.
Response:     The Registrant has reviewed its disclosures and respectfully declines to implement changes in response to this comment.
18.Comment:    Please update the Average Annual Total Returns tables with returns as of a more recent date.
Response:     The Registrant has addressed this comment.
19.Comment:    Please confirm that expense limitation arrangements are reflected in the fee and expense table for Class R6 shares of High Yield Fund, Limited Duration Fund and Ultra Short Duration Fund, to the extent applicable.
Response:     The Registrant has confirmed this is the case.
20.Comment:    For High Yield Fund, please disclose in the Principal Investment Strategies the extent to which the Fund will invest in floating rate loans. If applicable, please include corresponding risk disclosures.
Response:     The Registrant believes that the registration statement adequately discloses investments in loans in the Principal Investment Strategies for this Fund. In addition, the Registrant notes that the Fund includes Investment in Loans Risk as a principal risk of the Fund. Accordingly, the Registrant respectfully declines to implement changes in response to this comment.
21.Comment:    With respect to High Yield Fund, please revise the format of the first paragraph of the Principal Investment Strategies for consistency with plain English standards by dividing the existing disclosure into multiple paragraphs.
Response:     The Registrant has addressed this comment.
22.Comment:    In the Principal Investment Strategies of High Yield Fund, please specify the “certain exposures” the Fund may seek through derivative transactions or otherwise clarify the disclosure.
Response:     The Registrant has implemented changes in response to this comment.
23.Comment:    With respect to the Municipal Securities Risk, please revise the format of the disclosure to be consistent across the Funds, as applicable.
Response:     The Registrant has implemented changes in response to this comment, as applicable.
24.Comment:    With respect to Limited Duration Fund, please consider further clarifying the 80% policy in light of the Fund’s name and please also consider defining “limited duration” within the Principal Investment Strategies.
Response:     The Registrant has reviewed its disclosure in response to this comment and believes that it is appropriate.
25.Comment:    With respect to Limited Duration Fund, please revise the format of the first paragraph of the Principal Investment Strategies for consistency with plain English standards by dividing the existing disclosure into multiple paragraphs.
Response:     The Registrant has implemented changes in response to this comment.

26.Comment:    With respect to Limited Duration Fund, please revise the discussion in the Principal Investment Strategies regarding the Fund’s expected duration to more clearly relate to the Fund’s 80% policy. Please consider further expanding adding further detail to the disclosure relating to the Fund’s expected duration.
Response:     The Registrant notes that the SEC staff stated in FAQs that “[a] fund that uses a name suggesting that its bond portfolio has a particular duration is not required to invest at least 80% of its assets in bonds of that duration” and a “fund that uses a name suggesting that its bond portfolio has a particular duration . . . may use any reasonable definition of the terms used, and should explain its definition in its discussion of its investment objectives and strategies in the fund’s prospectus.”2 The Registrant believes that its disclosure is responsive to this guidance.
27.Comment:    With respect to Macro Opportunities Fund, please confirm whether Commercial Mortgage-Backed Securities and Residential Mortgage-Backed Securities Risks are principal risks of the Fund and consider clarifying the principal investment strategies accordingly.
Response:     The Registrant has implemented changes in response to this comment.
28.Comment:    With respect to Macro Opportunities Fund, please consider clarifying disclosure in the Fund’s Principal Investment Strategies relating to investment strategies corresponding to Geographic Emphasis Risk.
Response:     The Registrant has implemented changes to its Geographic Emphasis Risk in response to this comment.
29.Comment:    With respect to Municipal Income Fund, the Principal Investment Strategies state that the Fund’s 80% investment policy may not be changed without shareholder approval. Please review the Principal Investment Strategies of the other Funds and consider whether to revise the disclosure to include this statement, as applicable.
Response:     The Registrant has reviewed its disclosure and notes that this disclosure relating to potential changes to the 80% policies of the Funds adopted pursuant to Rule 35d-1 under the 1940 Act, as applicable, is consistent with the rule. Accordingly, the Registrant respectfully declines to implement changes in response to this comment.
30.Comment:    With respect to Municipal Income Fund, please confirm whether High Yield and Unrated Securities Risk is a principal risk of the Fund and consider including corresponding disclosure in the Fund’s Principal Investment Strategies.
Response:     The Registrant believes that High Yield and Unrated Securities Risk is a principal risk of investing in the Fund.
31.Comment:    Please confirm that Credit Risk disclosures are consistent, as applicable.
Response:     The Registrant has confirmed this is the case.
32.Comment:    Please align the Currency Risk disclosures, to the extent applicable.
Response:     The Registrant has addressed this comment, to the extent applicable.
33.Comment:    With respect to Ultra Short Duration Fund, please confirm whether High Yield and Unrated Securities Risk is a principal risk of the Fund in light of the disclosure in the Fund’s Principal Investment Strategies.
2 See Question 12, Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (modified December 4, 2001), available at https://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm.

Response:     The Registrant believes that High Yield and Unrated Securities Risk is a principal risk of investing in the Fund.
34.Comment:    Please include the month as well as the year for which each Portfolio Manager has managed each Fund.
Response:     The Registrant believes that the current disclosure is responsive to the relevant requirement of Form N-1A. Accordingly, the Registrant respectfully declines to implement changes in response to this comment.
35.Comment:    Please confirm that the disclosure of the Asset-Backed Securities Risk is consistent in all cases to the extent applicable.
Response:     The Registrant has confirmed this is the case.
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Please call Julien Bourgeois at Dechert LLP at 202.261.3451 or James V. Catano at Dechert LLP at 202.261.3376 with any questions or comments regarding this letter, or if they may assist you in any way.
Very truly yours,

/s/ Amy J. Lee
Amy J. Lee
Vice President and Chief Legal Officer